Filed by Nogatech, Inc.
                              Pursuant to Rule 425 under the Securities Act
                                       of 1933 and deemed filed pursuant to
                                                         Rule 14a-12 of the
                                            Securities Exchange Act of 1934
                                              Commission File No: 000-30625
                                            Subject Company: Nogatech, Inc.


On August 24, 2000, Nogatech, Inc. and Zoran Corporation distributed the following powerpoint presentation materials:

                          POWERPOINT PRESENTATION
                 DISTRIBUTED BY EMAIL TO INDUSTRY ANALYSTS
                            AND TECHNICAL PRESS






PHOTOGRAPH OF                                            PHOTOGRAPH OF
DVD PLAYER                                               DIGITAL CAMERA



                 Zoran Corporation & Nogatech Inc. To Merge


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ZORAN'S VISION
Lead the integration of Multimedia and Internet Revolution Focus on DVD and Digital Camera markets Expand to other digital audio/video high-growth markets Leverage technology leadership Accelerate growth by mergers and acquisitions

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ZORAN TARGETS HIGH -GROWTH MARKETS


                 Focus Markets


PHOTOGRAPH OF        PHOTOGRAPH OF                     Related Markets
  DVD PLAYER         DIGITAL CAMERA

                                                  PHOTOGRAPH    PHOTOGRAPH OF
                                                    OF PC       AUDIO SPEAKERS
  DVD/SVCD          Digital Cameras

                                              PC Video Systems   Digital Audio


                                                                  [ZORAN LOGO]


------------------------------------------------------------------------------


LEADING CUSTOMERS


  TOSHIBA America         SHARP          AMOISONIC              TCL
   ALTEC LANSING        SKYWORTH          NINTAUS              BOSTON
      MARANTZ           CAMBRIDGE        CREATIVE              DOLBY
                       SOUNDWORKS

      HITACHI             DENON           OUTLAW                SONY
       RICOH             MINOLTA          SAMSUNG           ELECTRONICS FOR
                                                              IMAGING
      MATROX            PINNACLE        HAUPPAUGE!
                        SYSTEMS


------------------------------------------------------------------------------


                              [NOGATECH LOGO]


                               NOGATECH, INC.
                 VIDEO CONNECTIVITY BETWEEN VIDEO DEVICES,
                       PCS, AND A VARIETY OF NETWORKS


------------------------------------------------------------------------------


ABOUT NOGATECH

o Founded in 1993 in California
o Incorporated in Delaware in 1999
o Completed IPO on May 17, 2000
o Headquarters in Santa Clara, California
o Development facilities in Kfar Saba, Israel
o Expertise in video imaging connectivity for PCs

------------------------------------------------------------------------------


NOGATECH'S STRENGTHS

o Leader in video compression
o Focused on high growth markets
o Developed strong OEM relationships
o Proven business model
o Successful management team

------------------------------------------------------------------------------


NOGATECH ENABLES CONSUMER ELECTRONICS


       PHOTOGRAPH              PHOTOGRAPH OF            PHOTOGRAPH OF           PHOTOGRAPH OF
       OF MONITOR              VIDEO CAPTURE              CAMCORDER              LAPTOP WITH
                                   DEVICE                                          CAMERA

         PC-TVs            Video capture devices          Camcorders            Digital video PC
                                                                                    cameras


     PHOTOGRAPH OF             PHOTOGRAPH OF               PHOTOGRAPH OF PORTABLE INTERNET
         MODEM                  SET TOP BOX                             DEVICE

      Cable Modems            PC Set Top Boxes                     Mobile Internet
----------------------------------------------------------------------------------------------


GROWING ADOPTION OF MPEG-4


  Digital Camcorders        Mobile Phones (3G)        Digital Cameras       Video Streaming

    SCREEN SHOT OF            PHOTOGRAPH OF              PHOTOGRAPH           PHOTOGRAPH
       STREAMING              DIGITAL CAMERA             OF MOBILE                OF
         VIDO                                              PHONE               CAMCORDER

----------------------------------------------------------------------------------------------


WORLDWIDE CUSTOMERS

            SHARP             PINNACLE SYSTEMS          BELKIN
          I-O DATA                 FUJITSU               X10
         HAUPPAUGE!                CAMTEL
          KENWOOD                   AME

------------------------------------------------------------------------------


ZORAN + NOGATECH = SUCCESS

o Zoran successful PC Video & Digital Camera products
o Nogatech successful Video Connectivity products for PCs and Networks
o Together: One source, optimized performance, future integration, MPEG4 for Digital Cameras, Televisions, PCs and Internet & Mobile Appliances

------------------------------------------------------------------------------


                         FORWARD-LOOKING STATEMENTS

    These materials contain forward-looking statements that are based on current expectations and assumptions which involve a number of uncertainties and risks that could cause actual results to differ materially from those discussed in the forward-looking statements, including risks associated with: the rapidly evolving markets for Zoran's and Nogatech's products and uncertainties regarding the development of those markets; potential problems or unanticipated costs relating to the integration of Nogatech's technology, employees, and operations; new product development and the ongoing introduction of new and enhanced products by Zoran and Nogatech and their competitors; Zoran's reliance on independent foundries and contractors; intensive competition in the markets in which Zoran and Nogatech compete; Zoran's historic dependence on sales to a limited number of large customers; the dependence on key personnel; and the reliance on international sales and operations. For additional information regarding these and other risks, reference is made to Zoran's Annual Report on Form 10-K for the year ended December 31, 1999 and other reports and documents filed with the Securities and Exchange Commission and to Nogatech's reports and documents filed with the Securities and Exchange Commission.

Investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Nogatech, Inc. Investors and security holders may obtain a free copy of the proxy statement/ prospectus (when available) and other related documents filed by Nogatech, Inc. and Zoran Corporation at the Commissions website at www.sec.gov. The proxy statement/prospectus and the other documents may also be obtained from Nogatech, Inc. by contacting Nogatech, Inc., Attn:
Liat Hod, 5201 Great American Parkway, Santa Clara, CA 95054, and/or Zoran Corporation by contacting Zoran Corporation, Attn: Betty Watkins, 3112 Scott Boulevard, Santa Clara, CA 95054.

Nogatech, Inc., its directors, executive officers and certain other members of Nogatech, Inc. management and employees may be soliciting proxies from Nogatech, Inc. stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

                                   # # #

Contact Information:

Betty Watkins                                             Liat Hod
Zoran Corporation                                         Nogatech, Inc.
408-919-4273                                              408-562-6200
bettyw@ zoran.com                                         lhod@nogatech.com
-----------------


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